June 9, 2008

Mr. Brian Cascio
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Mail Stop 6010

RE:                 eMagin Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed April 14, 2008
File No. 091-15751

Dear Mr. Cascio:

On behalf of eMagin Corporation (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the May 15, 2008 letter from the Securities and Exchange Commission (the “Commission”).

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations Year ended December 31. 2007 compared to year ended December 31. 2006

1.
We see that revenue has substantially increased in each of the last three years, while cost of goods sold has remained constant. Please tell us and revise future filings to disclose the reason that cost of goods sold did not change significantly, considering the significant increase in revenues during these periods. In addition, please provide additional disclosure of the nature and impact of the non-recurring production issue that occurred in the fourth quarter of 2007.

Response:

Cost of goods sold includes direct and indirect costs associated with production of our products. Cost of goods sold for the years ended December 31, 2007 and 2006 was approximately $12.6 million and $11.4 million, respectively, an increase of $1.3 million.  Cost of goods sold as a percentage of revenues improved from 139% in 2006 to 72% in 2007.  Cost of goods is comprised primarily of material and labor costs.  The labor portion of cost of goods is mostly fixed.  Increased volume results in a lower cost of goods sold percentage.  The improvement in cost of goods sold in 2007 was due primarily to both a streamlining of the Company’s workforce in mid-2006 that had a significant full year effect on the fixed portion of cost of goods sold in 2007 and the effect of the large revenue increase.

The Company’s financial results for 2007 included an inventory write-off of approximately $0.4 million and an increase in our warranty return reserve of approximately $0.6 million, both related to a non-recurring production issue that occurred during the fourth quarter of 2007.  The non-recurring production issue involved changing a production procedure without adequate testing prior to implementation. The Company has taken steps to insure any procedural changes in the production process will be thoroughly tested prior to implementation.  The Company will prepare future filings in accordance with the staff’s comments.

Liquidity and Capital Resources, page 29

2.
We see from Note 16 of the consolidated financial statements that you failed to meet certain compliance conditions of notes payable during the year ended December 31, 2007 due to the delisting from the AMEX. Please revise future filings to discuss the restrictive components of your debt covenants and to include a discussion of the related non-compliance. In addition, disclose the impact of debt covenants on your ability to undertake additional debt or equity financing, if any. If these covenants limit, or are reasonably likely to limit, your ability to undertake financing to a material extent, please discuss the covenants in question and the consequences of the limitation to the company’s financial condition and operating performance. Refer to FR-72.

Response:

eMagin will prepare future filings to discuss the restrictive components of its debt covenants and any related non-compliance.  In addition, eMagin will disclose the impact of the debt covenants on its ability to undertake additional debt or equity financing, if any; discuss any covenants that materially limit its ability to undertake financing; and the consequences of the limitations.

Consolidated Financial Statements

Note 8. Debt, page 41

3.
Regarding the extinguishment of debt as a result of the significant modifications made on July 23, 2007, please tell us and revise future flings to disclose how you determined the fair value of the new debt of $10.7 million. Please also tell us the accounting literature upon which you relied in determining that the fair value of the warrants should be included in the loss on extinguishment of debt.

Response:

eMagin followed the guidance of EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”), to determine the loss on extinguishment.  Under this guidance, the new debt instrument is initially recorded at its fair value which is used to determine the loss on extinguishment.   As the new instrument is convertible into common stock of the Company, the fair value of the new debt instrument, $10,749,460, was determined by using eMagin’s closing common stock market price on the date of the transaction, July 23, 2007, of $1.41 and multiplying it by the number of convertible shares underlying the note of 7,693,327.

In accordance with the terms of the new debt, the Company was required to amend the original warrants’ purchase price of the common stock to $1.03 and issue additional warrants to the note holders to purchase common stock at $1.03.  The fair value of the additional warrants and the incremental increase in the fair value of the modified warrants is considered a fee paid to the creditor in order to modify the debt.  In accordance with EITF 96-19, a fee paid by the debtor to the creditor in connection with a modification accounted for in the manner as a debt extinguishment is included in determining the loss on extinguishment. The Company will prepare future filings in accordance with the staff’s comments.

4.	As a related matter, please tell us and revise future filings to disclose how you valued the beneficial conversion feature of the amended notes.

Response:

The new debt was issued with a conversion price that was in-the-money at the date of the agreement.  Under the guidance of EITF 98-5, the Company calculated the beneficial conversion on the new debt as $5,077,596 which was the intrinsic value of $0.66 per share, representing the difference between the closing common stock market price on the date of the transaction of $1.41and the conversion price of $0.75, multiplied by the 7,693,327 underlying convertible shares.  The Company will prepare future filings in accordance with the staff’s comments.

Note 9. Income Taxes, page 42

5.
Please revise future filings to disclose the significant components that make up the “permanent difference” in reconciling the federal statutory rate to the reported income tax rate. Please refer to paragraph 47 of SFAS 109, which requires disclosure of the estimated amount and the nature of each significant reconciling item in this table.

Response:

eMagin will prepare future filings to disclose the significant components that make up the “permanent difference” in reconciling the federal statutory rate to the reported income tax rate.

Note 12. Commitments and Contingencies. page 49

6.
We see that you entered into an intellectual property agreement with Kodak under which Kodak licensed a patent that you own. In return, Kodak has waived royalties due under existing licensing agreements and reduced royalty payments due in 2007 and 2008. Please tell us the accounting basis for classifying this benefit as other non-operating income for the year ended December 31, 2007. Tell us the amount, if any, you will recognize as income in 2008 under the agreement with Kodak.

Response:

eMagin records the Kodak transaction as royalty expense in cost of goods sold for the royalty charges incurred based on its license of the Kodak technology and as a gain on the license of intangible assets for the value of the license of our patent to Kodak.  The value of the license to Kodak was determined to be equal to the amount of royalties waived and reduced by Kodak under existing license agreements.    This licensing of the patent to Kodak is not a normal business transaction and therefore is not recorded as operating income but as other income.

The gain on the license of intangible assets is dependent upon the mix of revenues in 2008. The more revenues recorded that contain the Kodak technology, the more royalties that would have been due, but instead were waived.  The waived amount is what gets recorded as other non-operating income.   If we assume eMagin has equivalent product revenue in 2008 as 2007, then eMagin would record approximately $590,000 in other income.

*   *   *   *   *

We hope the above has been responsive to the Commission’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (425) 749-3600.

Sincerely,
By:	/s/ Paul Campbell
Paul Campbell
Interim Chief Financial Officer

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